PROSPECTUS SUPPLEMENT NO. 4	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated April 7, 2023)	Registration No. 333-271046

15,600,000 Shares of Common Stock

NUBURU, INC.

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated April 7, 2023 (as supplemented from time to time, the “Prospectus”), with the information contained in the Current Report on Form 8-K, filed by Nuburu, Inc. (the “Company”) with the Securities and Exchange Commission (“SEC”) on June 29, 2023 (the “Form 8-K”), other than any information which was furnished and not filed with the SEC. Accordingly, we have attached the Form 8-K to this prospectus supplement. The Prospectus relates to the offer and resale of up to 15,600,000 shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”), by Lincoln Park Capital Fund, LLC. This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock is traded on the NYSE American under the symbol “BURU.” On June 29, 2023, the last quoted sale price for our Common Stock as reported on the NYSE American was $0.6654 per share

We are a “smaller reporting company” and an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in the section titled “Risk Factors” beginning on page 10 of the Prospectus, as well as any updates to such risk factors included in any supplements and amendments thereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 30, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 23, 2023

Nuburu, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39489	85-1288435
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7442 S Tucson Way Suite 130
Centennial, Colorado		80112
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (720) 767-1400

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	BURU	NYSE American LLC
Redeemable warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50	BURU WS	NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement or a Registrant

The information set forth in Item 3.02 below is incorporated by reference into this Item 2.03.

Item 3.02 Unregistered Sales of Equity Securities

On June 16, 2023, Nuburu, Inc. (the “Company”) entered into a Note and Warrant Purchase Agreement (as amended, the “Purchase Agreement”) with certain investors (each, an “Investor”), including existing investors, for the sale of (i) convertible promissory notes (“Convertible Notes”) in the aggregate principal amount of $1.3 million, and (ii) warrants (“Warrants”) to purchase up to 1,889,535 shares of the Company’s common stock (“Common Stock”), par value $0.0001 per share (the sale of the Convertible Notes and the Warrants together, the “Private Placement”). Pursuant to the Purchase Agreement, Convertible Notes in the aggregate principal amount of $200,000 and Warrants exercisable for up to 290,698 shares of Common Stock were issued to David Seldin, managing member of Anzu Partners LLC and a former member of Nuburu Subsidiary Inc.’s board of directors, and Convertible Notes in the aggregate principal amount of $100,000 and Warrants exercisable for up to 145,439 shares of Common Stock were issued to CST Global LLC, an affiliate of David Michael, a former member of Nuburu Subsidiary Inc.’s board of directors. The Company intends to use the net proceeds (after deducting offering expenses) for general corporate purposes.

The Convertible Notes are senior, unsecured obligations of the Company and bear interest at the rate of seven percent per year and are payable on the earlier of June 23, 2026 or the occurrence of an Event of Default, as defined in the Convertible Notes. The Convertible Notes may be converted at any time following June 23, 2023 prior to the payment in full of the principal amount of the Convertible Notes at the Investor’s option. In the event of the Sale of the Company (as defined in the Convertible Notes), the outstanding principal amount of each Convertible Note, plus all accrued and unpaid interest not otherwise converted into equity securities pursuant to the terms of the Convertible Notes, shall (i) if the Investor so elects, be converted into equity securities pursuant to the terms of the Convertible Notes (the “Conversion Shares”) at a price equal to $0.688 (subject to appropriate adjustment from time to time for any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event) (the “Conversion Price”), or (ii) be due and payable immediately prior to the closing of such Sale of the Company, together with a premium equal to 150% of the principal amount to be prepaid. Subsequent to the effectiveness of a registration statement registering the Registrable Securities (as defined below), the Company may elect to pay interest in kind through the issuance of shares of Common Stock at the Conversion Price, in lieu of payments in cash (the “Interest Shares”).

The Warrants issued by the Company to the Investors pursuant to the Purchase Agreement entitle the relevant Investor to purchase that number of fully paid and nonassessable shares of Common Stock (the “Warrant Shares”) determined by dividing the principal amount of each Convertible Note by the Conversion Price. The Warrants have an exercise price equal to $1.03, which represents a 50% premium over the Conversion Price, and expire on June 23, 2028.

On June 16, 2023, the Company and the Investors also entered into a Registration Rights and Lock-Up Agreement (as amended, the “Registration Rights Agreement”), pursuant to which the Company agreed, following February 6, 2024 (the “Filing Deadline”), to use its commercially reasonable efforts to file a registration statement with the Securities and Exchange Commission for the resale of the Conversion Shares, the Warrant Shares and the Interest Shares (the “Registrable Securities”). Following the Filing Deadline, the Investors also are entitled to demand registration rights. Pursuant to the Registration Rights Agreement, the Investors agree that except for limited exceptions as provided therein, no Notes, Warrants, Conversion Shares, Warrant Shares or Interest Shares may be transferred until the earliest of the date that is one year from the anniversary of the date of the Registration Rights Agreement or the date on which the Company completes a liquidation, merger, stock exchange or other similar transaction wherein all the Company’s stockholders have the right to exchange their shares of Common Stock for cash, securities, or other property.

The Purchase Agreement contains customary representations, warranties and covenants in connection with the transaction. The representations, warranties and covenants in the Purchase Agreement are not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of such agreement and as of the date thereof, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties.

The foregoing is only a brief description of the material terms of the Purchase Agreement, the Convertible Notes, the Warrants and the Registration Rights Agreement, does not purport to be a complete description of the rights and obligations of the parties thereunder.

The offer and sale of the Convertible Notes and the Warrants (the “Securities”) were not registered under the Securities Act of 1933, as amended (the “Act”), in reliance on the exemption provided by Rule 506 of Regulation D promulgated under the Act. The offer and sale of the Securities was made only to persons whom the Company believed were accredited investors and the Securities are subject to transfer restrictions. Further, the Company did not engage in any general solicitation or advertising and the securities were offered to a limited number of persons, most of whom the Company had pre-existing relationships with.

Item 7.01 Regulation FD Disclosure

On June 29, 2023, the Company issued a press release announcing the Private Placement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The information under this Item 7.01, including Exhibit 99.1, shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of such section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Item 9.01

(d) Exhibits

Exhibit Number	Description
99.1	Press Release dated June 29, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Nuburu, Inc.

Date:	June 29, 2023	By:	/s/ Brian Knaley
		Name: Title:	Brian Knaley Chief Financial Officer

Exhibit 99.1

NUBURU Announces Subsequent Private Placement to Increase the June 2023 Capital Raise to $9.2 Million from Existing and New Investors

Investors are subject to a one-year lock up.

CENTENNIAL, Colo.—June 29, 2023—NUBURU, Inc. (“NUBURU” or the “Company”) (NYSE American: BURU), a leading innovator in high-power and high-brightness industrial blue laser technology today announced that, subsequent to the Purchase Agreement previously announced on June 12, 2023 which raised approximately $8.0 million, on June 16, 2023, the Company entered into an additional Note and Warrant Purchase Agreement (as amended, the “Purchase Agreement”) with certain investors including existing investors, for the sale of (i) convertible promissory notes (“Convertible Notes”) in the aggregate principal amount of $1.3 million, and (ii) warrants (“Warrants”) to purchase up to 1,889,535 shares of the Company’s common stock (“Common Stock”), par value $0.0001 per share (the sale of the Convertible Notes and the Warrants together, the “Private Placement”). The total amount of the cash infusion raised from these two Purchase Agreements, prior to deducting transaction and issuance costs, is approximately $9.2 million. The shares underlying the Convertible Notes and the Warrants are subject to a one-year lock up and are expected to be registered for resale on a registration statement on Form S-3 after February 6, 2024.

“Our ability to attract both existing and new investors to complete a second funding transaction this month provides further indication that our next-generation technology and market opportunity are resonating with the financial community,” said Dr. Mark Zediker, CEO and Co-Founder of the Company. “This additional capital will help us continue our commercialization and execute our product development roadmap and deliver dramatically improved manufacturing capabilities to our customers in our primary markets: welding, metal additive 3D printing and consumer electronics.”

The Convertible Notes are senior, unsecured obligations of the Company and bear interest at the rate of seven percent per year and are payable on the earlier of June 23, 2026, or the occurrence of an Event of Default, as defined in the Convertible Notes. The Convertible Notes may be converted at any time following June 23, 2023, prior to the payment in full of the principal amount of the Convertible Notes at the Investor’s option. In the event of the Sale of the Company (as defined in the Convertible Notes), the outstanding principal amount of each Convertible Note, plus all accrued and unpaid interest not otherwise converted into equity securities pursuant to the terms of the Convertible Notes, shall (i) if the Investor so elects, be converted into equity securities pursuant to the terms of the Convertible Notes (the “Conversion Shares”) at a price equal to $0.688 (subject to appropriate adjustment from time to time for any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event) (the “Conversion Price”), or (ii) be due and payable immediately prior to the closing of such Sale of the Company, together with a premium equal to 150% of the principal amount to be prepaid. Subsequent to the effectiveness of a registration statement registering the Registrable Securities (as defined below), the Company may elect to pay interest in kind through the issuance of shares of Common Stock at the Conversion Price, in lieu of payments in cash (the “Interest Shares”).

The Warrants issued by the Company to the Investors pursuant to the Purchase Agreement entitle the relevant Investor to purchase that number of fully paid and nonassessable shares of Common Stock (the “Warrant Shares”) determined by dividing the principal amount of each Convertible Note by the Conversion Price. The Warrants have an exercise price equal to $1.03, which represents a 50% premium over the exercise price, and expire on June 23, 2028.

According to the NYSE American LLC Company Guide, consummating the transactions pursuant to the Purchase Agreement would ordinarily require the approval of the Company’s stockholders. However, the Company has sought and received from NYSE American LLC an exception from obtaining such stockholder approval pursuant to Section 710(b) of the Company Guide. A special committee of the Company’s Board of Directors, comprised solely of independent, disinterested directors, has expressly approved the Company’s reliance on this exception, and the transaction was also unanimously approved by the Company’s Board of Directors.

Northland Capital Markets acted as financial advisor to the Company.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy Convertible Notes or Warrants, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About NUBURU

Founded in 2015, NUBURU, INC. (NYSE American: BURU) is a developer and manufacturer of industrial blue lasers that leverage fundamental physics and their high-brightness, high-power design to produce faster, higher quality welds and parts than current lasers can provide in laser welding and additive manufacturing of copper, gold, aluminum and other industrially important metals. NUBURU’s industrial blue lasers produce minimal to defect-free welds that are up to eight times faster than the traditional approaches — all with the flexibility inherent to laser processing. For more information, please visit www.nuburu.net.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including the anticipated use of proceeds from the private placement and relating to the conversion of the Convertible Notes and the exercise of the Warrants. All statements other than statements of historical fact contained in this press release may be forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “seek,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by NUBURU and its management, are inherently uncertain and many factors may cause the company’s actual results to differ materially from current expectations which include, but are not limited to: (1) the ability to continue to meet the security exchange’s listing standards; (2) failure to achieve expectations regarding its product development and pipeline; (3) the inability to access sufficient capital to operate as anticipated, whether from Lincoln Park Capital Fund, LLC or other sources; (4) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (5) changes in applicable laws or regulations; (6) the possibility that NUBURU may be adversely affected by other economic, business and/or competitive factors; (7) volatility in the financial system and markets caused by geopolitical and economic factors; (8) failing to realize benefits from partnerships; (9) the inability to deploy the capital raised efficiently; and (10) other risks and uncertainties set forth in the sections entitled

“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in NUBURU’s most recent periodic report on Form 10-K or Form 10-Q and other documents filed with the Securities and Exchange Commission from time to time. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. NUBURU does not give any assurance that it will achieve its expected results. NUBURU assumes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by applicable law.

NUBURU - Investor Relations and Media Contact
ir@nuburu.net